

Mail Stop 4561

July 6, 2018

<u>Via E-mail</u>
Robert B. Stewart, Jr.
President
Acacia Research Corp.
520 Newport Center Drive
Newport Beach, California

**Re: Acacia Research Corp.
            Preliminary Proxy Statement on Schedule 14A
            Filed April 2, 2018
            File No. 001-37721**

Dear Mr. Stewart:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                    Sincerely,

                                                    /s/ Folake Ayoola

                                                    Folake Ayoola
                                                    Special Counsel, Office of
                                                    Information Technologies and
                                                    Services

cc: Dennis Block
         Dmitriy Tartakovskiy
         GreenbergTraurig